Exhibit 12.1

Breitburn Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings Available for Fixed Charges
Net income (loss) attributable to the partnership	$421,333	$(43,671)	$(40,801)	$110,497	$34,751
Add: income tax expense (benefit)	(73)	905	84	1,188	(204)
Less: income from equity investments	(31)	521	692	635	700
Pre-tax income (loss) before non-controlling interests and income from equity investees	421,291	(43,287)	(41,409)	111,050	33,847
Add:
Fixed charges	130,275	88,766	67,990	43,538	36,855
Amortization of capitalized interest	69	52	27	24	39
Distributed income of equity investments	209	466	1,179	841	1,181
Less:
Capitalized interest	326	128	54	77	270
Preferred unit distributions	9,350	—	—	—	—
Total earnings available for fixed charges	$542,168	$45,869	$27,732	$155,376	$71,651

Fixed Charges
Interest and other financing costs (a)	$128,305	$87,195	$66,729	$42,499	$35,909
Estimated interest within rental expense	1,970	1,571	1,261	1,039	946
Total fixed charges	$130,275	$88,766	$67,990	$43,538	$36,855

Preferred Unit Distributions	9,350	—	—	—	—

Total Fixed Charges and Preferred Unit Distributions	$139,625	$88,766	$67,990	$43,538	$36,855

Ratio of Earnings to Fixed Charges	4.2x	—	—	3.6x	1.9x
Insufficient Coverage	—	$(42,897)	$(40,257)	—	—

Ratio of Earnings to Fixed Charges and Preferred Unit Distribution	3.9x	—	—	3.6x	1.9x
Insufficient Coverage	—	$(42,897)	$(40,257)	—	—

(a) Includes capitalized interest and settlements paid on interest rate swaps.